October 16, 2019

Dennis Mulroy
Chief Financial Officer
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, CA 92121

       Re: La Jolla Pharmaceutical Company
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 4, 2019
           File No. 001-36282

Dear Mr. Mulroy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences